Exhibit 99.1
March 22, 2011

Below is a letter to shareholders and other stakeholders from Thomson Reuters Chairman David Thomson and CEO Tom Glocer. A digital, multimedia interactive version of the letter was posted today on our website, www.thomsonreuters.com. Information contained on our website is not part of this filing.

TO OUR SHAREHOLDERS AND OTHER STAKEHOLDERS,

Although the world is awash with data – 800 exabytes and rising by our most recent estimate – the problem that professionals face is not an overabundance of information. It’s the lack of good filters. In an increasingly noisy world, Thomson Reuters improves the signal-to-noise ratio for professionals around the globe. We enable our customers to detect the often faint signals hidden in big noisy data sets that point to profitable investments or highlight subtle links among legal authorities. Our diverse businesses are united by a common mission – to provide our customers with the information and tools they need to make better decisions faster. We believe that the right information in the right hands leads to amazing things. We call this "The Knowledge Effect."

A YEAR OF DELIVERY

In 2010, we launched new product platforms that embody The Knowledge Effect by giving our customers richer and more relevant information, delivered faster, along with more powerful tools, accessed through more intuitive and adaptable interfaces. These included: WestlawNext, our next generation legal research platform; Thomson Reuters Eikon, our flagship financial information platform; Thomson Reuters Elektron, an ultra-low latency infrastructure for electronic trading and data distribution; and ONESOURCE, our global tax workstation.

While investing in growth, we also managed costs and productivity through major efficiency initiatives that included shutting down legacy products, consolidating and virtualizing data centers, leveraging technology and data across divisions and, importantly, consolidating product platforms not only to reduce cost and complexity but also to provide better service to our customers.

FINANCIAL PERFORMANCE

Our 2010 revenues of $13.1 billion were up 1% (before currency) from the prior year, and our underlying operating profit margin was 19.6% (20.0% before currency and acquisitions). Underlying operating profit declined 7% due in part to investments in new product launches and acquisitions. Adjusted earnings per share were $1.76, compared to $1.85 in 2009. Underlying free cash flow for the year was $2.0 billion, substantially unchanged from the prior year and driven primarily by operating profit flow-through and effective management of working capital.

Professional division revenues rose 4%. Growth was good across each of Professional’s business units, with the Tax & Accounting and Healthcare & Science businesses achieving particularly strong results. Legal revenues were up 2%, with 6% growth from subscription services partially offset by declines in print and transaction revenues.

Full-year revenues were down 1% in the Markets division as a consequence of negative net sales in 2009 and early 2010, but revenues rose 2% in the fourth quarter from positive net sales in the second half of the year. Strong revenue growth in our Enterprise and Commodities & Energy businesses as well as in rapidly developing markets was offset by weak performance in Investment Management and Exchange Traded Instruments.

Importantly, our program to integrate the acquired Reuters financial and media businesses has gone very well and the restructuring program will conclude this year. Integration and legacy savings programs reached $1.4 billion in run-rate savings by the end of 2010. Run-rate savings are now expected to reach $1.7 billion by the end of 2011 – $100 million above our previous target.

We ended the year with good momentum and reported 4% revenue growth for the company in the fourth quarter.

ALLOCATING CAPITAL & TALENT GLOBALLY

Our growth strategy has three components: (1) continued focus on our ongoing investments in core businesses such as US Legal and Sales & Trading in developed markets; (2) accelerated investment in faster growing international markets; and (3) reallocation of investment to faster growing segments within and across our existing markets.

In 2010 we developed and acquired a number of foundational assets to support our growth initiatives, investing approximately $900 million in acquisitions, including:

•
Complinet, providing global compliance information solutions for financial services institutions and their advisors, and bringing a leading market position, powerhouse brand and assets to support our new Governance, Risk and Compliance business;

•	Point Carbon, providing essential trading analytics, news and content for energy and environmental markets for our fast growing Commodities & Energy business;
•	Serengeti, Pangea3, Canada Law Book and Revista dos Tribunais, extending the global footprint of our Legal business and expanding its ability to serve corporate legal departments;
•	GeneGo, providing biology and disease information, analytics and decision support solutions for pharmaceutical research and development to support our Life Sciences business; and
•	Aegisoft, bringing new electronic trading solutions and testing tools to our Sales & Trading business.

The global economy is undergoing a multispeed recovery, with developed markets expected to grow slowly while what used to be called “emerging markets” grow more rapidly. This gap will continue to widen. Thus, international growth is a significant priority for us and we plan to drive it through a combination of organic initiatives and acquisitions, including product extension launches and expansion of our sales force in key regions. Twenty percent of our acquisitions in 2010 were dedicated to foundational assets in rapidly developing economies (RDEs). These regions are increasingly important markets for our products and services, and they are also home to impressive talent pools and more than a quarter of our employees.

BUILDING COMPETITIVE ADVANTAGE

We have identified several business segments that we expect can deliver above-average growth over the next five years and are allocating resources to serve these segments. For example, in 2010 we created a Governance, Risk and Compliance (GRC) business that addresses the growing needs of professionals for compliance solutions and information to meet rapidly increasing regulatory requirements. We are approaching this attractive market by bringing together strategic assets from Legal, Tax & Accounting and our Markets division, supplemented with the acquisition of Complinet. GRC plans to launch Accelus, its flagship product, in the second quarter of 2011. Combining and leveraging assets to capture cross-business synergies requires agility, but offerings like Accelus demonstrate that the whole of Thomson Reuters is greater than the sum of its parts.

The same principle applies to repositioning and investing in our news offerings to make news a central asset for both our divisions – the very heart of the company. Relevant multi-media and multi-platform news has value for all the professionals we serve. We believe that the quality, integrity and independence of Reuters News, including analysis and insight, are important competitive differentiators.

GREATER GOOD

Our approach to corporate citizenship is driven by a belief that excellence can be achieved through a disciplined focus on those areas where we have unique capabilities and the greatest potential for meaningful impact.

The Thomson Reuters Foundation leverages core capabilities from our businesses to empower people with trusted information. The Foundation’s TrustLaw program matches the pro bono aspirations of the world’s major law firms and corporate legal departments with the places and organizations in the world that have the deepest need for top-flight legal help. AlertNet and our Emergency Information Service combine our technical expertise with our news capabilities to amplify and coordinate global relief efforts. And TrustMedia provides journalism training around the globe.

Across our company we hold ourselves responsible for doing business in ways that respect, protect and benefit our customers, employees, communities and the environment. We endeavor to do the right things for the right reasons, both as a company and as individuals.

VISION FOR 2011 AND BEYOND

Against the current backdrop of slowly improving global markets, our priorities for 2011 remain the same – growth and efficiency – but our ambitions are greater. Our new product platforms position us to compete successfully and achieve returns from scale.

We are finding new ways to leverage and combine assets across our businesses to meet evolving customer needs and to further consolidate platforms. We expect to reduce capital expenditures in 2011 and will continue optimizing our business portfolio to enhance both growth and profitability – for example, through the planned sales of BARBRI, our legal bar review business, and our Scandinavian Legal and Tax & Accounting businesses.

But we know that our program of growth and efficiency is not just a function of financial investment and portfolio management. It is also about working smarter. It’s about a deep understanding of our customers and the expression of that understanding in excellent products that are intuitive to use, provide insight, deep data and rich content, as well as analysis and collaboration tools. It’s about sales excellence and a committed level of customer service that truly delights our users. It requires a high level of technical sophistication while providing secure but easy access to our services, which will be increasingly mobile. Finally, and at the core of our enterprise, it requires superior content.

We have sown the seeds – assembled the assets and talent, built the international market positions. Now it’s harvest time. With higher expected top-line growth, efficiency initiatives gaining speed, integration spend ending this year and a planned reduction in capital expenditures, we are positioned to achieve strongly expanding margins and increased free cash flow. We believe that as the economy continues to improve over the coming years, we can grow the top line in mid-to-high single digits, achieve operating profit margins in the mid-20s and generate free cash flow in excess of $3 billion.

IN CLOSING

We achieved what we set out to accomplish in 2010 – returning the company to growth after the recession, delivering new flagship products, consolidating platforms and data centers, and developing foundational assets in faster growing regions and market segments. But our performance was by no means indicative of either our ambition or our potential. With this period of heavy investment largely behind us, we have set our sights on accelerating growth in 2011 and delivering strong returns on those investments. For all the reasons discussed in this letter, we believe that the best years lie ahead for Thomson Reuters. We are grateful to our shareholders, customers and employees for their ongoing confidence and support.

Sincerely,

/s/ David Thomson	/s/ Tom Glocer

DAVID THOMSON	TOM GLOCER
Chairman of the Board	Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2010 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements. Revenues before currency, underlying operating profit/margin, adjusted earnings per share and underlying free cash flow are non-International Financial Reporting Standards (IFRS) measures. For a reconciliation of each of these measures to the most directly comparable IFRS measure, please see our 2010 annual report. Unless otherwise noted, all revenue growth comparisons in the letter are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business. All revenue growth comparisons are based upon results from ongoing businesses and exclude the results of disposals which were completed in 2010. The Professional division’s BARBRI legal education business and the Scandinavian Legal and Tax & Accounting businesses are included in these results, as they were announced for sale in 2011.